EXHIBIT 12.1

WEINGARTEN REALTY INVESTORS
COMPUTATION OF RATIOS OF EARNINGS AND FUNDS FROM OPERATIONS
TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(Amounts in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005

Income from continuing operations	$32,817	$52,724	$68,350	$81,489

Add:
Portion of rents representative of the interest factor	247	233	490	467
Interest on indebtedness	34,741	32,287	69,178	63,323
Out-of-market mortgage adjustment	1,826	1,870	3,652	3,363
Preferred dividends	2,525	2,526	5,050	5,051
Net income as adjusted	$72,156	$89,640	$146,720	$153,693

Fixed charges:
Interest on indebtedness	$34,741	$32,287	$69,178	$63,323
Out-of-market mortgage adjustment	1,826	1,870	3,652	3,363
Capitalized interest	1,346	957	2,155	1,657
Preferred dividends	2,525	2,526	5,050	5,051
Portion of rents representative of the interest factor	247	233	490	467
Fixed charges	$40,685	$37,873	$80,525	$73,861

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	1.77	2.37	1.82	2.08

Net income available to common shareholders	$87,741	$67,679	$139,825	$101,716
Depreciation and amortization	31,723	30,386	63,199	59,602
Gain on sale of property	(58,654)	(35,620)	(77,353)	(39,710)
Funds from operations	60,810	62,445	125,671	121,608
Add:
Portion of rents representative of the interest factor	247	233	490	467
Preferred dividends	2,525	2,526	5,050	5,051
Interest on indebtedness	34,741	32,287	69,178	63,323
Out-of-market mortgage adjustment	1,826	1,870	3,652	3,363
Funds from operations as adjusted	$100,149	$99,361	$204,041	$193,812

RATIO OF FUNDS FROM OPERATIONS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	2.46	2.62	2.53	2.62